# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carlyle Tactical Private Credit Fund, CIK 0001725472
CUSIP: 1431062*2
Title of class of securities: Mandatory Redeemable Preferred Shares
Address of issuer's principal executive offices: ONE VANDERBILT AVE STE 3400, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 11/16/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-004584
Filed by CIK 0000009712

## Reporting persons
- PRINCIPAL LIFE INSURANCE CO: type of reporting person: insurance company (IC); citizenship or place of organization: Iowa (IA); sole voting power 0; shared voting power 2,400,000; sole dispositive power 0; shared dispositive power 2,400,000; aggregate amount beneficially owned 2,400,000 (9.2% of the class)
- PRINCIPAL GLOBAL INVESTORS: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,400,000; sole dispositive power 0; shared dispositive power 2,400,000; aggregate amount beneficially owned 2,400,000 (9.2% of the class)

## Item 1. Issuer
Name of issuer: Carlyle Tactical Private Credit Fund
Address of issuer's principal executive offices: ONE VANDERBILT AVE STE 3400 NEW YORK, NEW YORK 10017

## Item 2. Person Filing
Name of person filing: This Statement is filed by Principal Global Investors, LLC (PGI) and Principal Life Insurance Company (PLIC). This Statement relates to the shares of Mandatory Redeemable Preferred Stock (the Shares) of the Issuer indirectly beneficially owned by PGI and directly beneficially owned by PLIC. This Statement is filed by Principal Global Investors, LLC ("PGI") and Principal Life Insurance Company (PLIC) jointly pursuant to a Joint Filing Agreement, which is filed with this Schedule 13G as Exhibit 99.1.
Address of principal business office or, if none, residence:
Principal Life Insurance Company
711 HIGH STREET
DES MOINES, Iowa
50392-0300

Principal Global Investors, LLC
801 Grand Street
Des Moines, IA 50392
Citizenship:
PRINCIPAL LIFE INSURANCE CO - IOWA

PRINCIPAL GLOBAL INVESTORS - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The Series A Mandatory Redeemable Preferred Shares, the Series B Mandatory Redeemable Preferred Shares, the Series D Mandatory Redeemable Preferred Shares, and the Series H Mandatory Redeemable Preferred Shares form a single class of the Issuer's preferred equity securities and are collectively referred to in this Schedule 13G as the "Mandatory Redeemable Preferred Shares." The CUSIP number of the Series A Mandatory Redeemable Preferred Shares is 1431062*2. The CUSIP number of the Series B Mandatory Redeemable Preferred Shares is 1431063*1. The CUSIP number of the Series D Mandatory Redeemable Preferred Shares is 143106A#9. The CUSIP number of the Series H Mandatory Redeemable Preferred Shares is 143106B#8.

Principal Global Investors, LLC and Principal Life Insurance Company jointly own 2,400,000 shares.

As of November 16, 2024, PGI may be deemed to be the beneficial owner of 2,400,000 Shares, which are beneficially owned directly by PLIC.
Percent of class: 9.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2400000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2400000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
This Statement is filed by Principal Global Investors, LLC ("PGI") and Principal Life Insurance Company (PLIC) jointly pursuant to a Joint Filing Agreement, which is filed with this Schedule 13G as Exhibit 99.1.

## Signatures
- PRINCIPAL LIFE INSURANCE CO: /s/ J. Markham Penrod, Chief Compliance Officer - North America (02/06/2025)
- PRINCIPAL GLOBAL INVESTORS: /s/ J. Markham Penrod, Chief Compliance Officer - North America (02/06/2025)